Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK OF HARBOR DIVERSIFIED INC.

The following is a summary of characteristics of the capital stock of Harbor Diversified, Inc., as set forth in our amended and restated certificate of incorporation, as amended, or our Charter, and our amended and restated bylaws, as amended, or our Bylaws. References to “we,” “us,” “our” or the “Company” refer to Harbor Diversified, Inc. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which have been filed as exhibits to our Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Charter and Bylaws and the applicable provisions of the Delaware General Corporation Law, or the DGCL, for additional information.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, 2,000,000 of which have been designated Series A Preferred Stock, 300,000 of which have been designated Series B Junior Participating Preferred Stock, or, together with the Series A Preferred Stock, the Junior Stock, and 4,000,000 of which have been designated Series C Convertible Redeemable Preferred Stock. Consistent with the terms of our Charter, all of the shares of the Series A Preferred Stock have been converted to shares of our common stock and may not be reissued as authorized shares of preferred stock, and all of the shares of Series B Junior Participating Preferred Stock shares remain authorized as none have been issued.

Common Stock

Our Charter authorizes the issuance of up to 100,000,000 shares of common stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our Charter does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Our common stock is not entitled to preemptive rights, and is not subject to redemption. There are no sinking fund provisions applicable to our common stock. Our common stock is not convertible into any other shares of our capital stock.

Series C Convertible Redeemable Preferred Stock

Pursuant to the terms of our Charter, our board of directors is authorized, subject to limitations prescribed by the DGCL, to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. On January 17, 2020, we filed a Certificate of Designations, Preferences, and Rights of Series C Convertible Redeemable Preferred Stock with the Secretary of State of the State of Delaware, or the Certificate of Designations, establishing the rights, preferences, privileges, qualifications, restrictions and limitations relating to 4,000,000 shares of our Series C Convertible Redeemable Preferred Stock, par value $0.01 per share. Our Series C Convertible Redeemable Preferred Stock ranks senior to our common stock and any other class or series of capital stock, with respect to rights to dividends, distributions, redemptions and payments upon the liquidation, dissolution and winding up of the Company. Holders of our Series C Convertible Redeemable Preferred Stock have the right to vote with holders of our common stock on an as-converted basis on all matters, subject to such limitations as set forth in the Certificate of Designations. Each share of our Series C Convertible Redeemable Preferred Stock is convertible at the option of its holder into shares of our common stock. The amount of shares of our common stock that our Series C Convertible Redeemable Preferred Stock is convertible into is determined by dividing the then-applicable Series C Liquidation Amount on the date of conversion by the Conversion Price of the Series C Convertible Redeemable Preferred Stock, which is $0.80, as adjusted. The Series C Liquidation Amount is equal to $3.30, as adjusted, plus all accrued but unpaid preferential dividends, conversion cap excess dividends, and any other accrued but unpaid dividends on such share of Series C Convertible Redeemable Preferred Stock. Our Series C Convertible Redeemable Preferred Stock is convertible into a maximum of 16,500,000 shares of our common stock, as adjusted.

Limitations on Directors’ and Officers’ Liability

The DGCL authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Charter and Bylaws include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of officers and directors for monetary damages for actions taken as a director or officer, as the case may be. Our Charter and Bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL.

The DGCL’s limitation on the elimination of director liability is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) result in a director deriving an improper personal benefit (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases.

We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. We have also entered into indemnification agreements with our directors and executive officer, the form of which has been filed as an exhibit to our Annual Report on Form 10-K of which this Exhibit is a part.

The limitation of liability and indemnification provisions in our Charter and Bylaws may discourage stockholders from bringing a lawsuit against officers and directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit our Company and our stockholders. In addition, investment in our common stock may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

Provisions of Our Charter and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our Charter and Bylaws could make it more difficult to acquire our Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Bylaws provide that special meetings of the stockholders may be called only by the chairman of our board, the chief executive officer, a majority of our board or the written request of holders of at least 25% of the voting power of the then-outstanding shares of voting stock of the Company, entitled to vote at an election of directors. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice procedures and provide us with certain information. Our Bylaws allow our board to adopt rules and regulations for the conduct of stockholder meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our Charter does not provide for cumulative voting.

Size of Board and Vacancies

Our Charter and Bylaws provide that the exact number of directors on our board of directors is fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors, and any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, will generally be filled by a majority of our board of directors then in office, although such vacancies may also be filled by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of voting stock of the Company, entitled to vote at an election of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. The DGCL does not require stockholder approval for any issuance of authorized shares. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger or otherwise.

Five-Percent Stockholder Transfer Restrictions

Our Charter generally restricts any direct or indirect transfers of our common stock if the effect would be to (i) increase the direct or indirect ownership of our common stock by any person or group from less than 5.0% to 5.0% or more of our common stock; or (ii) increase the percentage of our common stock owned directly or indirectly by a person or group owning or deemed to own 5.0% or more of our common stock.

Exclusive Forum Clause

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our Charter or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, will, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware.